Exhibit 23.3

Date: September 29, 2021

Claire’s Holdings LLC

2400 West Central Road

Hoffman Estates, IL 60192

Dear Sirs or Madams:

We, The Morning Consult LLC of 1025 F Street NW, Washington, DC 20004, hereby consent to the filing with the Securities and Exchange Commission of a Registration Statement on Form S-1, and any amendments thereto, of Claire’s Holdings LLC (the “Company”), and any related prospectuses of (i) our name and all references thereto, (ii) all references to our preparation of an independent overview of the 2021 survey relating to the Company’s brand in the United States, United Kingdom and France (the “Industry Report”), and (iii) the statement(s) set out in the Schedule hereto. We also hereby consent to the filing of this letter as an exhibit to the S-1.

We further consent to the reference to our firm, under the captions “Market Share and Other Information” and “Our competitive strengths” in the Form S-1 and related prospectus, as acting in the capacity of an expert in relation to the preparation of the Industry Report and the matters discussed therein.

Regards,

/s/ Evan Judge

Name: Evan Judge

Designation: COO

For and on behalf of

The Morning Consult LLC

SCHEDULE

•

Unless otherwise indicated, all market, statistical and industry data and forecasts contained in this prospectus are based on independent industry publications, government publications, reports by market research firms or other independent sources and other externally obtained data, such as Green Street Advisors, Euromonitor International Limited and Morning Consult, that we believe to be reliable.

•

According to surveys commissioned by Claire’s and conducted by The Morning Consult LLC, we enjoy between 82% and 99% brand awareness among 13 to 17 year old girls, women 18 and over, and mothers with children aged 3 to 12 in the United States, the United Kingdom and France.